EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Earnings:
Income/(loss) from continuing operations	$8,319	$9,338	$14,730	$16,207
Add from continuing operations:
Interest on indebtedness (1)	10,159	9,050	20,173	18,312
Portion of rents representative of the interest factor	433	423	864	845
Total earnings	$18,911	$18,811	$35,767	$35,364
Fixed charges from continuing operations:
Interest on indebtedness (1)	$10,159	$9,050	$20,173	$18,312
Interest capitalized	1,001	1,461	2,025	2,720
Portion of rents representative of the interest factor	433	423	864	845
Fixed charges	$11,593	$10,934	$23,062	$21,877

Ratio of earnings to fixed charges	1.63	1.72	1.55	1.62

(1)
Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.